The Herzfeld Caribbean Basin Fund, Inc. SC TO-IA

Exhibit (a)(5)(v)

The Herzfeld Caribbean Basin Fund, Inc.

ANNOUNCES FINAL TENDER OFFER RESULTS

MIAMI BEACH, FLORIDA, March 25, 2024 — Thomas J. Herzfeld Advisors, Inc., an SEC-registered investment adviser, and The Herzfeld Caribbean Basin Fund, Inc. (Nasdaq: CUBA) (the “Fund”) today announced the final results of the Fund’s cash tender offer to purchase up to 10% of its outstanding common shares at 97.5% of the Fund’s net asset value (“NAV”) as of the close of ordinary trading on the NASDAQ Capital Market (the “NASDAQ”) on March 19, 2024, the expiration date (the “Tender Offer”).

The table below shows the final results for the Fund:

Tender Offer Amount	Shares Properly Tendered	Shares to be Purchased	Pro-Ration Factor*	Purchase Price of Properly Tendered Shares**	Number of Outstanding Common Shares after Giving Effect to Tender Offer
Up to 10% or 1,681,477 shares	12,349,659	1,681,477	13.615645%	$3.3833	15,133,299

* The number of common shares to be purchased divided by the number of common shares properly tendered. The pro-ration factor is subject to rounding adjustment to avoid the purchase of fractional shares.

** Equal to 97.5% of the Fund’s NAV per share as of the close of ordinary trading on the NASDAQ on March 19, 2024 (the date the Tender Offer expired).

Under the terms and conditions of the Fund’s Tender Offer, if the number of common shares properly tendered exceeds the number of common shares offered to purchase, the Fund will purchase common shares properly tendered on a pro-rata basis (disregarding fractional shares). As indicated above, the Fund will purchase 13.615645% of the common shares properly tendered. The Fund will purchase the common shares accepted for payment as promptly as practicable.

EQ Fund Solutions, LLC is the information agent for the Offer. Shareholders with questions may call EQ Fund Solutions, LLC at (877) 297-1738.

About Thomas J. Herzfeld Advisors, Inc.

Thomas J. Herzfeld Advisors, Inc., founded in 1984, is an SEC registered investment advisor, specializing in investment analysis and account management in closed-end funds. The Firm also specializes in investment in the Caribbean Basin. The HERZFELD/CUBA division of Thomas J. Herzfeld Advisors, Inc. serves as the investment advisor to The Herzfeld Caribbean Basin Fund, Inc. a publicly traded closed-end fund (NASDAQ: CUBA).

More information about the advisor can be found at www.herzfeld.com.

Past performance is no guarantee of future performance. An investment in the Fund is subject to certain risks, including market risk. In general, shares of closed-end funds often trade at a discount from their net asset value and at the time of sale may be trading on the exchange at a price which is more or less than the original purchase price or the net asset value. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price to the Fund’s net asset value per share. An investor should carefully consider the Fund’s investment objective, risks, charges and expenses. Please read the Fund’s disclosure documents before investing.

Forward-Looking Statements

This press release, and other statements that Thomas J. Herzfeld Advisors, Inc. (“TJHA”) or the Fund may make, may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or TJHA’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. TJHA and the Fund caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and TJHA and the Fund assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, particularly with respect to Cuba and other Caribbean Basin countries, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or TJHA, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or TJHA or the Fund; (9) TJHA’s and the Fund’s ability to attract and retain highly talented professionals; (10) the impact of TJHA electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (12) the effects of an epidemic, pandemic or public health emergency, including without limitation, COVID-19. Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on TJHA’s website at www.herzfeld.com/cuba, and may discuss these or other factors that affect the Fund. The information contained on TJHA’s website is not a part of this press release.

Contact:

Tom Morgan

Chief Compliance Officer

Thomas J. Herzfeld Advisors, Inc.

1-305-777-1660